RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

02 JUN -7

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P.O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 2023833 Fax: 03-2022633
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

30 May 2002

02034721

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy of the First Quarterly Report comprising the unaudited Income Statement, Balance Sheet and Explanatory Notes for the first quarter ended 31 March 2002 for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Yours faithfully
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 6/18

Form Version 2.0

Financial Result Announcement

Ownership transfer to **RESORTS WORLD** on **30-05-2002 03:35:07 PM**
Reference No **RW-020530-9A88D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

*** Financial Year End** : **31-12-2002**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

Quarterly report on consolidated results for the financial period ended
*** 31-03-2002.**

*** The figures ○ have been audited ● have not been audited.**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
			CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		*	**31-03-2002**	**31-03-2001**	**31-03-2002**	**31-03-2001**
			[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	(a)	Revenue	**735,305**	**637,326**	**735,305**	**637,326**
	(b)	Investment income	**0**	**0**	**0**	**0**
	(c)	Other income	**1,884**	**978**	**1,884**	**978**
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	**279,888**	**129,574**	**279,888**	**129,574**
	(b)	Finance Cost	**-23,609**	**-25,981**	**-23,609**	**-25,981**
	(c)	Depreciation and amortisation	**-49,419**	**-41,824**	**-49,419**	**-41,824**
	(d)	Exceptional items	**0**	**0**	**0**	**0**
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	**206,860**	**61,769**	**206,860**	**61,769**
	(f)	Share of profits and losses of associated companies	**5,883**	**-3,820**	**5,883**	**-3,820**

(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	**212,743**	**57,949**	**212,743**	**57,949**
(h)	Income tax	**-72,476**	**-55,459**	**-72,476**	**-55,459**
(i) (i)	Profit/(loss) after income tax before deducting minority interests	**140,267**	**2,490**	**140,267**	**2,490**
(ii)	Minority interests	**53**	**58**	**53**	**58**
(j)	Pre-acquisition profit/(loss), if applicable	**0**	**0**	**0**	**0**
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	**140,320**	**2,548**	**140,320**	**2,548**
(l) (i)	Extraordinary items	**0**	**0**	**0**	**0**
(ii)	Minority interests	**0**	**0**	**0**	**0**
(iii)	Extraordinary items attributable to members of the company	**0**	**0**	**0**	**0**
(m)	Net profit/ (loss) attributable to members of the company	**140,320**	**2,548**	**140,320**	**2,548**
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	**12.90**	**0.20**	**12.90**	**0.20**
(b)	Fully diluted (based on ordinary shares - sen)	**12.90**	**0.20**	**12.90**	**0.20**
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	**3.1600**	**3.0300**

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

1Q2002-ANM.doc

RESORTS WORLD BHD
(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

FIRST QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 31 March 2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
			Current year quarter 31.03.2002	Preceding year corresponding quarter 31.03.2001	Current year-to-date 31.03.2002	Preceding year corresponding period 31.03.2001
			RM'000	RM'000	RM'000	RM'000
1.	(a)	Revenue	**735,305**	637,326	**735,305**	637,326
	(b)	Investment income	**0**	0	**0**	0
	(c)	Other income	**1,884**	978	**1,884**	978
2.	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	**279,888**	129,574	**279,888**	129,574
	(b)	Finance cost	**(23,609)**	(25,981)	**(23,609)**	(25,981)
	(c)	Depreciation and amortisation	**(49,419)**	(41,824)	**(49,419)**	(41,824)
	(d)	Exceptional items	**0**	0	**0**	0
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	**206,860**	61,769	**206,860**	61,769
	(f)	Share of profits and losses of associated company	**5,883**	(3,820)	**5,883**	(3,820)

				UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
				Current year quarter 31.03.2002 RM'000	**Preceding year corresponding quarter 31.03.2001 RM'000**	**Current year-to - date 31.03.2002 RM'000**	**Preceding year corresponding period 31.03.2001 RM'000**
2.	(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profits and losses of associated company		**212,743**	57,949	**212,743**	57,949
	(h)	Income tax		**(72,476)**	(55,459)	**(72,476)**	(55,459)
	(i)	(i)	Profit/(loss) after income tax before deducting minority interests	**140,267**	2,490	**140,267**	2,490
		(ii)	Minority interests	**53**	58	**53**	58
	(j)	Pre-acquisition profit/(loss), if applicable		**0**	0	**0**	0
	(k)	Net profit/(loss) from ordinary activities attributable to members of the company		**140,320**	2,548	**140,320**	2,548
	(l)	(i)	Extraordinary items	**0**	0	**0**	0
		(ii)	Minority interests	**0**	0	**0**	0
		(iii)	Extraordinary items attributable to members of the company	**0**	0	**0**	0
	(m)	Net profit/(loss) attributable to members of the company		**140,320**	2,548	**140,320**	2,548

			UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
			Current year quarter	**Preceding year corresponding quarter**	**Current year-to - date**	**Preceding year corresponding period**
			31.3.2002	**31.3.2001**	**31.3.2002**	**31.3.2001**
			RM'000	**RM'000**	**RM'000**	**RM'000**
3	(a)	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:				
		(i) Basic (based on 1,091,843,334 ordinary shares) (sen)	**12.9**	0.2	**12.9**	0.2
		(ii) Fully diluted (based on 1,091,843,334 ordinary shares) (sen)	**12.9**	0.2	**12.9**	0.2
4	(a)	Dividend per share (sen)	**N/R**	N/R	**N/R**	N/R
	(b)	Dividend description	**N/R**	N/R	**N/R**	N/R

Note : N/R – Not Required

Resorts World Bhd
Consolidated Balance Sheet

		Unaudited As at end of current period 31.03.2002 RM'000	Audited As at preceding financial year end 31.12.2001 RM'000
ASSETS			
1.	**PROPERTY, PLANT AND EQUIPMENT**	**3,226,965**	3,261,413
2.	**REAL PROPERTY ASSETS**	**202,527**	202,527
3.	**ASSOCIATED COMPANY**	**1,596,615**	1,591,935
4.	**INVESTMENTS**	**2,810**	3,631
5.	**OTHER LONG TERM ASSETS**		
	Trade and other receivables	**9,187**	12,094
6.	**CURRENT ASSETS**		
	Property development	**0**	24,070
	Inventories	**39,898**	16,963
	Trade and other receivables	**85,245**	75,228
	Amount due from associated company	**329**	659
	Amount due from other related companies	**8,939**	2,990
	Short term investments	**208,726**	260,013
	Bank balances and deposits	**363,237**	281,204
		706,374	661,127
7.	**LESS CURRENT LIABILITIES**		
	Trade and other payables	**337,851**	445,583
	Amount due to holding company	**91,746**	117,281
	Amount due to other related companies	**45,689**	50,273
	Taxation	**211,557**	200,459
		686,843	813,596
8.	**NET CURRENT ASSETS/(LIABILITIES)**	**19,531**	(152,469)
		5,057,635	4,919,131
FINANCED BY:			
9.	**SHAREHOLDERS' EQUITY**		
	SHARE CAPITAL	**545,922**	545,922
	RESERVES		
	Share premium	**33,333**	33,333
	Other reserves	**3,340**	4,429
	Unappropriated profit	**2,806,335**	2,666,015
	Proposed dividend	**62,890**	62,890
		3,451,820	3,312,589
10.	**MINORITY INTERESTS**	**10,010**	10,063
11.	**LONG TERM LIABILITIES**		
	Long term borrowings	**1,079,214**	1,079,200
	Loan from holding company	**374,870**	374,870
	Other long term liability	**20,590**	19,735
	Deferred taxation	**27,385**	26,271
	Provision for retirement gratuities	**93,746**	96,403
	TOTAL LONG TERM LIABILITIES	**1,595,805**	1,596,479
		5,057,635	4,919,131
12.	**NET TANGIBLE ASSETS PER SHARE**	**RM 3.16**	RM 3.03

NOTES TO THE QUARTERLY REPORT

1. The accounting policies and methods of computation adopted for the quarterly financial statements are consistent with those adopted for the audited financial statements for the year ended 31 December 2001 as well as new approved Malaysian Accounting Standards Board ("MASB") standards which take effect from the current year. Consequently, dividend proposed after the balance sheet date is not recognised as a liability at the balance sheet date. Such dividend forms a separate component of shareholders' equity in compliance with MASB No. 19, Events After the Balance Sheet Date. As a result, the Shareholders' Equity as at 31 December 2001 has been restated by including the proposed dividend of RM62.9 million on the face of the Balance Sheet as a separate component of equity as allowed by MASB 19, and this has the effect of increasing the Net Tangible Assets Per Share from RM2.98 to RM3.03.

2. There are no exceptional items for the current quarter and financial year-to-date.

3. There are no extraordinary items for the current year quarter and financial year-to-date .

4. Taxation charges for the current financial year-to-date is as follows:

	Current financial year-to-date RM'000	Preceding financial year-to-date RM'000
Current Taxation		
Malaysian taxation	**71,266**	57,411
(Over) / Under provision in respect of prior years	**(17)**	90
	71,249	57,501
Deferred Taxation	**1,113**	1,256
Share of tax in associated company	**114**	(3,298)
	72,476	55,459

The effective tax rates of the Group for the current year quarter and current financial year-to-date are higher than the statutory tax rate mainly due to tax losses of certain subsidiary companies and non-deductibility of certain expenses for tax purposes.

5. The results for the current quarter and current financial year-to-date do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

6. (a) The dealings in quoted securities for the current year quarter and financial year-to-date are as follows:

	Current year quarter RM'000	Current financial year-to-date RM'000
Total purchases at cost	-	-
Total disposal proceeds	77,735	77,735
Total loss on disposals	3,124	3,124

(b) The details of the investments in quoted shares excluding associated company, as at 31 March 2002 are as set out below:

	RM'000
Total investments at cost	76,390
Total investments at book value	24,853
Total investments at market value	24,853

7. There have been no material changes in the composition of the Company and of the Group for the current year quarter and financial year-to-date.

8. (a) On 28 August 2001, the Company, through Commerce International Merchant Bankers Berhad ("CIMB") announced its proposal to implement a new executive share option scheme ("ESOS") for eligible executives and Executive Directors of the Company and its subsidiaries.

   The maximum number of shares to be offered under the proposed ESOS shall not exceed 5% of the issued and paid-up share capital of the Company at the time of offer. The proposed ESOS shall be for a period of 10 years.

   On 29 November 2001, the Securities Commission ("SC") approved the proposed ESOS, subject to the following conditions being met:

   (i) A copy of the By-Laws of the ESOS to be furnished to SC; and

   (ii) A letter of confirmation from CIMB stating that all the SC's conditions have been complied with, the By-Laws do not conflict with SC's Guidelines on ESOS and the proposed ESOS has been approved by all other relevant parties and has complied with all their conditions.

   An Extraordinary General Meeting ("EGM") was convened on 21 February 2002, whereat the shareholders of the Company approved the proposed ESOS.

   On 29 April 2002, the Company, through CIMB announced that while the total number of new ordinary shares of RM0.50 each in the Company available for offer under the ESOS remains at 5.0% of the issued and paid-up share capital of the Company at the time of the offer, the initial limit shall be reduced to 2.5%. Any subsequent increase in the limit from 2.5% up to 5.0% shall be subject to the approval of the shareholders of the Company at an EGM.

   The above proposed amendment will be incorporated in the By-Laws of the ESOS and shareholders' approval for the proposed amendment will be sought at an EGM to be convened.

   As at 23 May 2002, the following are still outstanding:

   (i) Conditions imposed by the SC as stated in (i) and (ii) above; and

   (ii) The approval of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new ordinary shares to be issued pursuant to the exercise of the options under the ESOS.

   (b) On 29 April 2002, the Company, through CIMB announced its proposal to seek a fresh authorisation from its shareholders for the purchase of up to ten percent (10%) of the issued and paid-up share capital of the Company comprising of 1,091,843,334 ordinary shares of RM0.50 each at an EGM.

9. There were no issuance and repayment of debt and equity securities, shares buy-back, shares cancellation, shares held as treasury shares and resale of treasury shares for the current financial year-to-date.

10. The details of the Group's borrowings are as set out below:

		31.03.2002	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowing denominated in Ringgit Malaysia	Unsecured	-	81,000
Long-term borrowings	Unsecured	SGD 100,000	220,403
Long-term borrowings	Unsecured	USD 226,000	858,811
Long-term borrowing denominated in Ringgit Malaysia	Unsecured	-	374,870
			1,454,084

Borrowings denominated in Ringgit Malaysia represent loan from holding company, Genting Berhad. Short term borrowings denominated in Ringgit Malaysia forms part of the amount due to the holding company.

11. There were no changes in contingent liabilities since the last financial year ended 31 December 2001 and up to 23 May 2002.

12. As at 23 May 2002, the Group has the following financial instruments with off balance sheet risks:

(a) Singapore Dollar ("SGD")/US Dollar ("USD") Cross-Currency Swap ("CCS")

On 26 May 2000, the Group issued Euro Medium Term Notes ("Notes") of SGD100 million at fixed interest rate. These Notes are due to mature on 26 May 2003.

The Group then entered into 2 CCS agreements, first on the issue date of the Notes and the second on 3 August 2000. The effects of the 2 CCS agreements are to convert the entire issue of SGD Notes into a fixed rate USD liability.

The swaps terminate on the maturity of the loan, i.e. 26 May 2003.

(b) USD Interest Rate Swap ("IRS")

(i) On 16 June 2000, the Group also issued Notes for USD26 million at floating interest rate based on SIBOR. These Notes are due to mature on 16 June 2003.

The Group entered into an IRS agreement on 8 August 2000 and the effect of this transaction is to effectively fix the interest rate payable on the entire loan principal of USD26 million.

The swap terminates on the maturity of the loan, i.e. 16 June 2003.

(ii) On 25 April 2001, the Group had drawn down a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Currency	Contract Amounts '000	Date of Transactions	Effective Date	Maturity Date(s)
US Dollars	30,000	13/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	30,000	16/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	22/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	20,000	30/08/2001	25/10/2001	25/04/2003 to 25/04/2006
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2005
US Dollars	10,000	08/05/2002	25/07/2002	25/04/2006

The effect of the above swaps is to effectively fix the interest rate payable on that tranche of the loan from their respective effective dates up to maturity dates as set out above. The Group intends to enter into further interest rate swaps to convert the remaining portion of the loan of USD80 million from a floating rate to a fixed rate of interest.

(c) Foreign Currency Contracts

Currency	Contract Amounts '000	Date of Transactions	Expiry Dates
US Dollars	52,437	28/08/2001 to 03/05/2002	28/05/2002 to 25/04/2003
Australian Dollars	298	16/04/2002	24/05/2002 to 23/12/2002

As the above foreign currency contracts are entered into to hedge the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

Derivative financial instruments, which include interest rate swap and currency swap agreements, are used in the Group's risk management of foreign currency and interest rate risk exposures of its financial liabilities.

The Group uses interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding.

Hedge accounting principles are applied for the accounting of the underlying exposures and their respective hedge derivative instruments. The related interest differentials paid or received under the swap agreements are recognised over the terms of the agreements in interest expense. The underlying foreign currency liabilities, which have been effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their prevailing rates as at the reporting date.

13. There are no pending material litigations as at 23 May 2002.

14. Segment analysis for the current financial year-to-date.

	Leisure & Hospitality		Properties		Others		Eliminations		Total	
	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period	Current year-to-date	Preceding year correspon-ding period
	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001	31.03.2002	31.03.2001
	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000	RM' 000
Revenue										
External	**654,199**	565,716	**1,553**	16	**79,553**	71,594			**735,305**	637,326
Inter segment	**320**	4	**1,841**	440	**7,680**	104	**(9,841)**	(548)		
	654,519	565,720	**3,394**	456	**87,233**	71,698	**(9,841)**	(548)	**735,305**	637,326
Results										
Segment profit/(loss)	**232,308**	119,173	**1,151**	(1,951)	**(4,874)**	(30,450)			**228,585**	86,772
Interest income									**1,884**	978
Finance cost									**(23,609)**	(25,981)
Share of profit/(loss) of associated company	**5,883**	(3,820)							**5,883**	(3,820)
Profit from ordinary activities before taxation									**212,743**	57,949
Taxation									**(72,476)**	(55,459)
Profit from ordinary activities after taxation									**140,267**	2,490
Minority interests									**53**	58
Net profit for the period									**140,320**	2,548
OTHER INFORMATION :										
Assets										
Segment assets	**3,350,807**	2,949,081	**446,607**	454,398	**39,123**	136,675	**(88,734)**	(85,139)	**3,747,803**	3,455,015
Interest bearing instruments									**400,060**	150,335
Associated company	**1,596,615**	1,609,862							**1,596,615**	1,609,862
Total assets									**5,744,478**	5,215,212
Liabilities										
Segment liabilities	**515,682**	479,424	**48,497**	49,691	**22,368**	15,763	**(88,734)**	(85,139)	**497,813**	459,739
Interest bearing instruments									**1,545,893**	1,391,408
Unallocated Corporate liabilities									**238,942**	264,674
Total liabilities									**2,282,648**	2,115,821
OTHER DISCLOSURE :										
- Capital expenditure	**23,725**	57,165	**59**	434						
- Depreciation	**48,134**	40,887	**629**	822	**656**	115				
- Significant non-cash charges other than depreciation	**0**	66,267			**1,535**	15,948				

15. The first quarter ended 31 March 2002 reported a profit before income tax, minority interests and extraordinary items for the Group of RM212.7 million compared to RM157.0 million in the preceding quarter. The increase was mainly due to share of profit from Star Cruises Limited ("SCL"), an associated company, of RM5.9 million compared to the losses from SCL in the preceding quarter of RM76.2 million. Excluding the results of SCL, the Group's profit before income tax, minority interests and extraordinary items was RM206.8 million compared to RM233.2 million in the preceding quarter. The lower profit was mainly due to lower visitor arrivals during the current quarter compared to the preceding quarter as there were more major festive seasons and holidays in the fourth quarter of 2001.

16. The Group registered revenue and profit before income tax of RM735.3 million and RM212.7 million respectively for the current quarter compared to revenue and profit before income tax of RM637.3 million and RM57.9 million respectively for the corresponding quarter in 2001. The lower profit for the corresponding quarter in 2001 was mainly due to higher charges relating to investments amounting to RM94.0 million. In addition, SCL reported a profit of RM5.9 million for the current quarter compared to losses of RM3.8 million in the corresponding quarter in 2001. Excluding the above charges and results from SCL, the higher profit for the current quarter compared to the corresponding quarter in 2001 was mainly attributable to the better underlying performance in the leisure and hospitality segment as a result of the increase in visitor arrivals. The increase in visitor arrivals was mainly due to the opening of additional rooms in First World Hotel which was fully opened in December 2001 with 3,300 rooms and the progressive opening of the shopping and food outlets together with the Indoor Theme Park facilities in the First World Plaza.

17. There has not arisen in the interval between 31 March 2002 and 23 May 2002, any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors, to affect substantially the results of the operations of the Company and of the Group.

18. The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

19. Barring unforeseen circumstances, the Directors are of the opinion that the Group's performance is expected to be satisfactory for the remaining period of the year.

20. The Group did not issue any profit forecast or profit guarantee for the year.

21. No dividend has been declared or recommended for the current quarter ended 31 March 2002.

22. As at 31 March 2002, the Company has 1,502,000 unissued ordinary shares outstanding under The Resorts World Employees' Share Option Scheme (RWBESOS). In accordance with the provision laid down by the Malaysian Accounting Standard Board ("MASB") No.13 on Earnings Per Share, share options are dilutive when they are issued for no consideration or where a portion of the outstanding share options are deemed dilutive in situations where the exercise price of the options is below its fair value.

    Since the exercise price of the RWBESOS is above the fair value of the Company's shares for the current quarter and the current financial year-to-date, the options are deemed non dilutive.

BY ORDER OF THE BOARD

TAN SRI LIM GOH TONG
Chairman and Chief Executive
RESORTS WORLD BHD

30 May 2002